Exhibit 99.1

Youku Tudou Announces Second Quarter 2014 Unaudited Financial Results

Reached over 500 million monthly unique visitors across screens; Subscription revenues grew 379% year on year

BEIJING, China, August 20, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for second quarter 2014.

Second Quarter 2014 Highlights(1)

•             Net revenues were RMB958.7 million (US$154.5 million), a 27% increase from the corresponding period in 2013. We derive a part of our revenues from mobile value-added services through partnership agreements with third party mobile network operators and shares the fees collected by the mobile network operators for such services. We were still in the process of renewing the service agreement with one of our major mobile network operators by the end of the second quarter of 2014 and as a result, we deferred recognition of such revenues, about RMB40 million, until the completion of the service agreement renewal process.

•             Gross profit was RMB208.6 million (US$33.6 million), a 10% increase from the corresponding period in 2013. Non-GAAP(2) gross profit was RMB223.9 million (US$36.1 million) in the second quarter of 2014, an increase of 10% from the corresponding period in 2013.

•             Net loss was RMB164.4 million (US$26.5 million), a 57% increase from the corresponding period in 2013. Non-GAAP net loss was RMB75.9 million (US$12.2 million) in the second quarter of 2014, as compared to RMB44.6 million (US$7.2 million) from the corresponding period in 2013. .

•             Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the second quarter of 2014 amounted to RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively. Non-GAAP basic and diluted loss per ADS for the second quarter of 2014 amounted to RMB0.41 (US$0.07) and RMB0.41 (US$0.07), respectively.

•             Cash, cash equivalents, restricted cash and short-term investments totaled RMB10.2 billion (US$1.6 billion) as of June 30, 2014.

•             Acquisition of property and equipment for the second quarter of 2014 was RMB85.0 million (US$13.7 million).

•             Acquisition of intangible assets for the second quarter of 2014 was RMB246.3 million (US$39.7 million).

“Multi-screen Internet is increasingly mainstream and the convergence of online and offline entertainment has presented new market opportunities. We are scaling our investment and leveraging our strengthened resources to enhance our business model,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “Youku Tudou has helped transform how media and entertainment related content is distributed and marketed since our inception. Going forward, we will work with our online and offline partners to continue to change how content is created and monetized by directly connecting with the ever-growing consumer economy as Youku Tudou is best positioned in developing the leading multi-screen media and entertainment ecosystem in China.”

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(2)  All non-GAAP measures exclude, as applicable, share-based compensation expenses and amortization of intangible assets from business combination. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Dele Liu, President and Board Director of Youku Tudou, added, “Our traffic has grown strongly this quarter with our user base reaching over 500 million on a monthly basis. We have made a smooth transition to multi-screen monetization with over 30% of revenues generated from mobile and solid progress on subscription services with 379% growth year on year. By partnering with Alibaba on big data initiatives, we are enhancing our products to create an unique value proposition to advertising partners and consumers. We are confident that our revenue will continue to diversify and grow.”

Second Quarter 2014 Results

Net revenues were RMB958.7 million (US$154.5 million) in the second quarter of 2014, a 27% increase from the corresponding period in 2013, meeting net revenues guidance previously announced by the Company. Advertising net revenues were RMB915.5 million (US$147.6 million), meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Bandwidth costs as a component of cost of revenues were RMB213.5 million (US$34.4 million) in the second quarter of 2014, representing 22% of net revenues, as compared to 22% of net revenues for the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB418.3 million (US$67.4 million) in the second quarter of 2014, representing 44% of net revenues as compared to 40% of net revenues for the corresponding period in 2013. Non-GAAP content costs were RMB402.9 million (US$65.0 million) in the second quarter of 2014, representing 42% of net revenues, as compared to 38% of net revenues for the corresponding period in 2013.

Gross profit was RMB208.6 million (US$33.6 million) in the second quarter of 2014, an increase of 10% from the corresponding period in 2013. Non-GAAP gross profit was RMB223.9 million (US$36.1 million) in the second quarter of 2014, an increase of 10% from the corresponding period in 2013 due to strong operating leverage.

Operating expenses were RMB386.4 million (US$62.3 million) in the second quarter of 2014, as compared to RMB306.8 million (US$49.5 million) for the corresponding period in 2013. Non-GAAP operating expenses were RMB313.2 million (US$50.5 million) in the second quarter of 2014, as compared to RMB260.6 million (US$42.0 million) for the corresponding period in 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB212.8 million (US$34.3 million) in the second quarter of 2014, as compared to RMB165.2 million (US$26.6 million) for the corresponding period in 2013. Non-GAAP sales and marketing expenses were RMB186.1 million (US$30.0 million) in the second quarter of 2014, as compared to RMB150.4 million (US$24.2 million) for the corresponding period in 2013. This increase was due to higher commission expenses paid to our sales force in line with our revenue growth.

Product development expenses were RMB99.1 million (US$16.0 million) in the second quarter of 2014, as compared to RMB66.1 million (US$10.7 million) for the corresponding period in 2013. Non-GAAP product development expenses were RMB78.9 million (US$12.7 million) in the second quarter of 2014, as compared to RMB54.8 million (US$8.8 million) for the corresponding period in 2013. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, paid and live broadcasting services.

General and administrative expenses were RMB74.5 million (US$12.0 million) in the second quarter of 2014, as compared to RMB75.6 million (US$12.2 million) for the corresponding period in 2013. Non-GAAP general and administrative expenses were RMB48.2 million (US$7.8 million) in the second quarter of 2014, a decrease of 13% from the corresponding period in 2013.

Net loss was RMB164.4 million (US$26.5 million) in the second quarter of 2014, as compared to RMB105.1 million (US$16.9 million) for the corresponding period in 2013. Non-GAAP net loss was RMB75.9 million

(US$12.2 million) in the second quarter of 2014, as compared to RMB44.6 million (US$7.2 million) from the corresponding period in 2013.

Non-GAAP adjusted EBITDA Loss was RMB52.9 million (US$8.5 million) in the second quarter of 2014, as compared to RMB28.7 million (US$4.6 million) from the corresponding period in 2013.

Business Outlook

For the third quarter of 2014, the Company expects net revenues will be between RMB1.09 billion and RMB1.13 billion, with advertising net revenues contributing between RMB965 million and RMB1.01 billion. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on August 19, 2014 (9:00 a.m. Beijing/Hong Kong Time on August 20, 2014).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: +65-6723-9381

Mainland China Toll Free Dial In: +86-400-620-8038 / +86-800-819-0121

Hong Kong Dial In: +852-2475-0994

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 87262225#. The replay will be available through August 27, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP loss from operations, non-GAAP net loss and non-GAAP EBITDA loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP loss from operations as loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP EBITDA loss as net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	As of
(Amounts in thousands, except for number of shares)	December 31, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,764,221	8,553,933	1,378,866
Restricted cash	2,679	2,682	432
Short-term investments	1,409,439	1,610,026	259,531
Accounts receivable, net	1,370,031	1,498,779	241,598
Intangible assets, net	51,942	105,546	17,014
Deferred tax assets	7,843	7,843	1,264
Prepayments and other assets	82,300	100,386	16,183
Total current assets	4,688,455	11,879,195	1,914,888

Non-current assets:
Property and equipment, net	222,229	266,781	43,004
Intangible assets, net	1,197,671	1,353,780	218,225
Capitalized content production costs	1,176	9,843	1,587
Prepayments and other assets	197,856	240,894	38,830
Goodwill	4,262,569	4,262,569	687,112
Total non-current assets	5,881,501	6,133,867	988,758

TOTAL ASSETS	10,569,956	18,013,062	2,903,646

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	213,825	361,253	58,233
Advances from customers	25,081	23,668	3,815
Accrued expenses and other liabilities	1,124,342	1,147,253	184,933
Total current liabilities	1,363,248	1,532,174	246,981

Non-current liabilities:
Deferred tax liability	219,519	219,519	35,386
Other liabilities	4,070	6,380	1,028
Total non-current liabilities	223,589	225,899	36,414

Total liabilities	1,586,837	1,758,073	283,395

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 3,103,408,891 issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	154	200	32
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 645,691,903 issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	49	48	8
Additional paid-in capital	11,058,360	18,712,011	3,016,315
Statutory reserves	2,063	2,063	333
Accumulated deficit	(1,878,454)	(2,267,594)	(365,529)
Accumulated other comprehensive loss	(199,053)	(191,739)	(30,908)
Total shareholders’ equity	8,983,119	16,254,989	2,620,251

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,569,956	18,013,062	2,903,646

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for number of shares and ADS and per share and per ADS	For the Three Months Ended				For the Six Months Ended
data)	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	753,457	700,374	958,719	154,542	1,269,454	1,659,093	267,441

Cost of revenues (Note 1)	(563,281)	(614,808)	(750,107)	(120,915)	(1,065,047)	(1,364,915)	(220,020)

Gross profit	190,176	85,566	208,612	33,627	204,407	294,178	47,421
Operating expenses:
Product development	(66,051)	(80,700)	(99,116)	(15,977)	(122,879)	(179,816)	(28,986)
Sales and marketing	(165,201)	(186,542)	(212,826)	(34,307)	(292,801)	(399,368)	(64,376)
General and administrative	(75,569)	(46,823)	(74,457)	(12,002)	(158,919)	(121,280)	(19,550)
Total operating expenses	(306,821)	(314,065)	(386,399)	(62,286)	(574,599)	(700,464)	(112,912)

Loss from operations	(116,645)	(228,499)	(177,787)	(28,659)	(370,192)	(406,286)	(65,491)

Interest income	7,090	6,053	9,923	1,600	14,269	15,976	2,574
Interest expenses	(158)	—	—	—	(545)	—	—
Other, net	4,720	(2,259)	3,441	555	19,001	1,182	191
Total other income, net	11,652	3,794	13,364	2,155	32,725	17,158	2,765

Loss before income taxes	(104,993)	(224,705)	(164,423)	(26,504)	(337,467)	(389,128)	(62,726)
Income taxes	(58)	—	(12)	(2)	(58)	(12)	(2)

Net loss	(105,051)	(224,705)	(164,435)	(26,506)	(337,525)	(389,140)	(62,728)

Other comprehensive (loss) income, before tax
Foreign currency translation adjustments	(33,457)	20,959	(13,645)	(2,200)	(39,423)	7,314	1,179
Other comprehensive (loss) income, before tax	(33,457)	20,959	(13,645)	(2,200)	(39,423)	7,314	1,179
Income tax expense related to components of other comprehensive (loss) income	—	—	—	—	—	—	—

Other comprehensive (loss) income, net of tax	(33,457)	20,959	(13,645)	(2,200)	(39,423)	7,314	1,179

Net loss per share, basic and diluted	(0.04)	(0.07)	(0.05)	(0.01)	(0.11)	(0.12)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.63)	(1.34)	(0.88)	(0.14)	(2.05)	(2.20)	(0.35)
Shares used in computation, basic and diluted	2,980,162,122	3,021,981,224	3,355,310,411	3,355,310,411	2,969,000,985	3,189,566,616	3,189,566,616
ADSs used in computation, basic and diluted	165,564,562	167,887,845	186,406,133	186,406,133	164,944,499	177,198,145	177,198,145

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	74,334	62,958	89,550	14,435	123,259	152,508	24,584
Bandwidth costs	164,111	201,889	213,538	34,422	325,156	415,427	66,965
Depreciation of servers and other equipment	21,384	24,306	28,756	4,636	43,854	53,062	8,553
Content costs	303,452	325,655	418,263	67,422	572,778	743,918	119,918
Total Cost of Revenues	563,281	614,808	750,107	120,915	1,065,047	1,364,915	220,020

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(105,051)	(224,705)	(164,435)	(26,506)	(337,525)	(389,140)	(62,728)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of fixed assets	27,502	31,883	36,328	5,856	54,297	68,211	10,995
Bad debt expense	10,035	(6,473)	5,247	846	17,111	(1,226)	(198)
Amortisation and impairment of intangible assets and capitalized content production costs	176,523	181,777	229,561	37,004	315,514	411,338	66,306
Amortization of long-term debt discounts	92	—	—	—	313	—	—
(Gain) loss on disposal of property and equipment	(645)	90	128	21	50	218	35
Foreign exchange loss (gain)	(847)	2,164	846	136	(522)	3,010	485
Share-based compensation	48,529	70,220	82,131	13,239	86,379	152,351	24,557
Changes in operating assets and liabilities:
Restricted cash	704	(2)	(1)	—	694	(3)	—
Accounts receivable	(294,698)	179,153	(306,676)	(49,435)	(328,342)	(127,523)	(20,556)
Prepayments and other assets	21,794	(10,615)	(21,120)	(3,404)	23,141	(31,735)	(5,116)
Capitalized content production costs	(42,382)	(2,972)	(6,371)	(1,027)	(26,421)	(9,343)	(1,506)
Accounts payable	11,179	4,574	8,631	1,391	1,315	13,205	2,129
Advances from customers	(4,180)	1,816	(3,229)	(521)	34,277	(1,413)	(227)
Accrued expenses and other liabilities	88,046	29,591	(16,196)	(2,611)	100,514	13,395	2,159
Net cash (used in) provided by operating activities	(63,399)	256,501	(155,156)	(25,011)	(59,205)	101,345	16,335

Cash flows from investing activities:
Acquisition of property and equipment	(34,549)	(28,191)	(84,968)	(13,697)	(61,913)	(113,159)	(18,241)
Proceeds received from maturity of short-term investments	621,948	1,132,459	66,037	10,645	658,651	1,198,496	193,194
Short-term investments placed with financial institutions	(739,059)	(1,391,239)	(4,698)	(757)	(924,649)	(1,395,937)	(225,020)
Proceeds from disposal of property and equipment	1,282	180	10	2	1,282	190	31
Acquisition of intangible assets	(102,500)	(165,891)	(246,320)	(39,706)	(341,421)	(412,211)	(66,447)
Net cash used in investing activities	(252,878)	(452,682)	(269,939)	(43,513)	(668,050)	(722,621)	(116,483)

Cash flows from financing activities:
Exercise of employee stock options	35,935	11,809	7,355	1,186	64,675	19,164	3,089
Principal repayments on long-term debt	(3,330)	—	—	—	(6,566)	—	—
Proceeds from Ali investment, net of issuance costs	—	—	7,387,520	1,190,844	—	7,387,520	1,190,844
Net cash provided by financing activities	32,605	11,809	7,394,875	1,192,030	58,109	7,406,684	1,193,933
Effect of exchange rate changes on cash and cash equivalents	(32,608)	18,795	(14,491)	(2,336)	(38,901)	4,304	694
Net (decrease) increase in cash and cash equivalents	(316,280)	(165,577)	6,955,289	1,121,170	(708,047)	6,789,712	1,094,479
Cash and cash equivalents at the beginning of the period	1,264,090	1,764,221	1,598,644	257,696	1,655,857	1,764,221	284,387
Cash and cash equivalents at the end of the period	947,810	1,598,644	8,553,933	1,378,866	947,810	8,553,933	1,378,866

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Content costs	303,452	325,655	418,263	67,422	572,778	743,918	119,918
Deduct: share-based compensation	6,465	12,223	12,694	2,046	12,128	24,917	4,016
Deduct: amortization of intangible assets from business combination	7,741	2,483	2,631	424	16,072	5,114	824
Non-GAAP content costs	289,246	310,949	402,938	64,952	544,578	713,887	115,078

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	190,176	85,566	208,612	33,627	204,407	294,178	47,421
Add back: share-based compensation	6,465	12,223	12,694	2,046	12,128	24,917	4,016
Add back: amortization of intangible assets from business combination	7,741	2,483	2,631	424	16,072	5,114	824
Non-GAAP gross profit	204,382	100,272	223,937	36,097	232,607	324,209	52,261

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating expenses	306,821	314,065	386,399	62,286	574,599	700,464	112,912
Deduct: share-based compensation	42,064	57,997	69,437	11,193	74,251	127,434	20,541
Deduct: amortization of intangible assets from business combination	4,155	3,743	3,743	604	8,310	7,486	1,205
Non-GAAP operating expenses	260,602	252,325	313,219	50,489	492,038	565,544	91,166

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing expenses	165,201	186,542	212,826	34,307	292,801	399,368	64,376
Deduct: share-based compensation	12,708	21,172	24,824	4,001	22,769	45,996	7,414
Deduct: amortization of intangible assets from business combination	2,077	1,871	1,871	302	4,154	3,742	602
Non-GAAP sales and marketing expenses	150,416	163,499	186,131	30,004	265,878	349,630	56,360

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Product development expenses	66,051	80,700	99,116	15,977	122,879	179,816	28,986
Deduct: share-based compensation	9,890	17,206	19,006	3,064	16,857	36,212	5,837
Deduct: amortization of intangible assets from business combination	1,395	1,257	1,257	203	2,790	2,514	405
Non-GAAP product development expenses	54,766	62,237	78,853	12,710	103,232	141,090	22,744

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	75,569	46,823	74,457	12,002	158,919	121,280	19,550
Deduct: share-based compensation	19,466	19,619	25,607	4,128	34,625	45,226	7,290
Deduct: amortization of intangible assets from business combination	683	615	615	99	1,366	1,230	198
Non-GAAP general and administrative expenses	55,420	26,589	48,235	7,775	122,928	74,824	12,062

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(116,645)	(228,499)	(177,787)	(28,659)	(370,192)	(406,286)	(65,491)
Add back: share-based compensation	48,529	70,220	82,131	13,239	86,379	152,351	24,557
Add back: amortization of intangible assets from business combination	11,896	6,226	6,374	1,028	24,382	12,600	2,029
Non-GAAP loss from operations	(56,220)	(152,053)	(89,282)	(14,392)	(259,431)	(241,335)	(38,905)

8. Non-GAAP Net Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(105,051)	(224,705)	(164,435)	(26,506)	(337,525)	(389,140)	(62,728)
Add back: share-based compensation	48,529	70,220	82,131	13,239	86,379	152,351	24,557
Add back: amortization of intangible assets from business combination	11,896	6,226	6,374	1,028	24,382	12,600	2,029
Non-GAAP net loss	(44,626)	(148,259)	(75,930)	(12,239)	(226,764)	(224,189)	(36,142)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(105,051)	(224,705)	(164,435)	(26,506)	(337,525)	(389,140)	(62,728)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	27,516	31,897	36,341	5,858	54,326	68,238	11,000
Interest income	(7,090)	(6,053)	(9,923)	(1,600)	(14,269)	(15,976)	(2,574)
Interest expenses	158	—	—	—	545	—	—
Income taxes	58	—	12	2	58	12	2
EBITDA loss	(84,409)	(198,861)	(138,005)	(22,246)	(296,865)	(336,866)	(54,300)

Adjustments:
Share-based compensation	48,529	70,220	82,131	13,239	86,379	152,351	24,557
Amortization of intangible assets from business combination	11,896	6,226	6,374	1,028	24,382	12,600	2,029
Others, net	(4,720)	2,259	(3,441)	(555)	(19,001)	(1,182)	(191)
Non-GAAP EBITDA loss	(28,704)	(120,156)	(52,941)	(8,534)	(205,105)	(173,097)	(27,905)

(1)         For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)         The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.